UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                               Register.com, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                    75914G101
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 22, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of '' 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 75914G101

1        NAME OF REPORTING PERSON
         High River Limited Partnership

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) / /
                                                                   (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                    OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
              2,882,401

8        SHARED VOTING POWER
                      0

9        SOLE DISPOSITIVE POWER
               2,882,401

10       SHARED DISPOSITIVE POWER
                       0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,882,401

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           6.98%

14       TYPE OF REPORTING PERSON*
                        PN

                                  SCHEDULE 13D

CUSIP No. 75914G101

         NAME OF REPORTING PERSON
              Barberry Corp.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) / /
                                                                   (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                    OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)         //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                       0

8        SHARED VOTING POWER
                2,882,401

9        SOLE DISPOSITIVE POWER
                        0

10       SHARED DISPOSITIVE POWER
                2,882,401

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,882,401

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           6.98%

14       TYPE OF REPORTING PERSON*
                       CO

                                  SCHEDULE 13D

CUSIP No. 75914G101

1        NAME OF REPORTING PERSON
          Carl C. Icahn

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) / /
                                                                      (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                    OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)          //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                        0

8        SHARED VOTING POWER
                2,882,401

9        SOLE DISPOSITIVE POWER
                        0

10       SHARED DISPOSITIVE POWER
                2,882,401

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,882,401

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           6.98%

14       TYPE OF REPORTING PERSON*
                        IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

     This Schedule 13D relates to the common shares, $.0001 par value (the "Shares"), of Register.com, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 575 Eighth Avenue, 8th Floor, New York, New York 10018.


Item 2.  Identity and Background

     The persons filing this statement are Barberry Corp., a Delaware corporation ("Barberry"), High River Limited Partnership, a Delaware limited partnership ("High River") and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants"). The principal business address and the address of the principal office of the Registrants is 100 South Bedford Road, Mount Kisco, New York 10549, except Carl C. Icahn's principal business address is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

     Barberry is the general partner of High River. Barberry is 100 percent owned by Carl C. Icahn. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by Registrants.

     Each of Barberry and High River is primarily engaged in the business of investing in securities. Carl C. Icahn's present principal occupation or employment is acting as President and a Director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), and as the Chairman of the
Board and Director of various of Starfire's subsidiaries, including ACF Industries, Incorporated, a New Jersey corporation ("ACF"). Starfire is primarily engaged in the business of holding, either directly or through its subsidiaries, a majority of the common stock of ACF. ACF is primarily engaged in the business of leasing, selling and manufacturing railroad freight and tank cars.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of High River and Barberry, are set forth in Schedule A attached hereto.

     Except as set forth on Schedule B, no member of High River or Barberry nor any manager or executive officer of High River or Barberry, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration

     As of the close of business on August 1, 2003, the aggregate purchase price of 2,882,401 Shares purchased by High River was $17,004,152.70 (excluding commissions). The source of funding for the purchase of these Shares was general working capital of High River.


Item 4.  Purpose of Transaction

     Registrants acquired the Shares believing them to be undervalued. However, Registrants have, in the past, had preliminary discussions with Issuer concerning commencement of a process which could, ultimately, have led to Registrants seeking to acquire Issuer alone or together with others. On July 31, 2003, the Issuer rejected Registrants' suggestion that they be permitted to conduct diligence with a view to making a bid at slightly above the price at which Issuer announced it would conduct a self-tender offer. These discussions are not ongoing but Registrants reserve the right to seek to have further discussions with Issuer in the future or to take whatever other action or no action Registrants deem appropriate.

     Registrants may acquire additional Shares at any time and from time to time in the open market or otherwise. In addition, Registrants may dispose of all or any portion of the Shares at any time or from time to time in the open market or otherwise.

Item 5.  Interest in Securities of the Issuer

     (a) As of the close of the business day on August 1, 2003, Registrants may be deemed to beneficially own, in the aggregate, 2,882,401 Shares, representing approximately 6.98% of the Issuer's outstanding Shares (based upon the 41,266,135 Shares stated to be outstanding as of July 7, 2003 by the Issuer in the Issuer's proxy statement on Form 14A filed with the Securities and Exchange Commission on July 8, 2003).

     (b) High River has sole voting power and sole dispositive power with regard to 2,882,401 Shares. Each of Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Mr. Icahn and Barberry disclaims beneficial ownership of such Shares for all other purposes.

     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Registrants. All such transactions were effected in the open market, the table excludes commissions paid.


                                                           No. of Shares               Price
Name                          Date                         Purchased                   Per Share

High River                    6/5/03                          8,700                     5.92

High River                    6/6/03                         12,000                     5.9256

High River                    6/9/03                         30,000                     5.9263

High River                    6/10/03                       342,348                     5.9667

High River                    6/11/03                        55,200                     5.9388

High River                    6/12/03                        14,965                     6.00

High River                    6/13/03                        11,500                     5.9557

High River                    6/16/03                        24,300                     5.9955

High River                    6/17/03                        14,562                     5.9865

High River                    6/18/03                        20,350                     5.9646

High River                    6/19/03                        42,976                     5.9837

High River                    6/20/03                        14,900                     5.9838

High River                    6/23/03                        24,000                     5.963

High River                    6/24/03                        16,100                     5.932

High River                    6/25/03                        52,900                     5.9083

 High River                   6/26/03                        15,000                     5.9459

High River                    6/27/03                        16,379                     5.9111

High River                    6/30/03                        21,300                     5.9018

High River                    7/1/03                          2,858                     5.9785

High River                    7/7/03                          2,100                     5.9914

High River                    7/10/03                        10,289                     5.9911

High River                    7/11/03                        19,393                     5.999

High River                    7/15/03                        10,006                     5.9685

High River                    7/16/03                        10,000                     5.994

High River                    7/17/03                        23,000                     5.8807

High River                    7/18/03                         7,174                     5.8445

High River                    7/21/03                         9,750                     5.74512

High River                    7/22/03                        12,793                     5.7663

High River                    7/23/03                       339,760                     6.0229

High River                    7/24/03                        13,000                     6.0514

High River                    7/25/03                        22,222                     6.0235

High River                    7/29/03                        11,626                     6.0287

High River                    7/30/03                        26,800                     6.0167

High River                    7/31/03                        13,400                     5.9977

High River                    8/01/03                       383,050                     6.1787





Item 6. Cont racts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Except as described herein, none of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits

1        Joint Filing Agreement of the Registrants


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2003


BARBERRY CORP.


By:      /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP

By:      BARBERRY CORP.,
General Partner


By:      /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory


/s/ Carl C. Icahn
CARL C. ICAHN


       [Signature Page of Schedule 13D with respect to Register.com, Inc.]

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.01 par value, of Perry Ellis International, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 1st day of August, 2003.


BARBERRY CORP.


By:      /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

HIGH RIVER LIMITED PARTNERSHIP

By:      BARBERRY CORP.,
General Partner


         By:      /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory


/s/ Carl C. Icahn
CARL C. ICAHN

            [Signature Page of Joint Filing Agreement to Schedule 13D
                      with respect to Register.com, Inc.]

                                   SCHEDULE A

               DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS

 Name, Business Address and Principal Occupation of Each Executive Officer and Director of High River and Barberry.


     The following sets forth the name, position, and principal occupation of each director and executive officer of High River and Barberry. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of Registrants' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Registrants own any shares of the Issuer.

HIGH RIVER LIMITED PARTNERSHIP

Name                                Position
----                                --------
Barberry Corp.                      General Partner
Highcrest Investors                 Limited Partner
   Corp.

BARBERRY CORP.

Name                                Position
----                                --------

Carl C. Icahn                       Chairman, President and Secretary
Edward E. Mattner                   Authorized Signatory
Gail Golden                         Authorized Signatory
Robert J. Mitchell                  Authorized Signatory
Jordan Bleznick                     Vice President - Taxes


                                   SCHEDULE B
                                   -----------

     On January 5, 2001, Reliance Group Holdings, Inc. ("Reliance") commenced an action in the United States District Court for the Southern District of New York against "Carl C. Icahn, Icahn Associates Corp. and High River Limited Partnership" alleging that High River's tender offer for Reliance 9% senior notes violated Section 14(e) of the Exchange Act. Reliance sought a temporary restraining order and preliminary and permanent injunctive relief to prevent defendants from purchasing the notes. The Court initially imposed a temporary restraining order. Defendants then supplemented the tender offer disclosures. The Court conducted a hearing on the disclosures and other matters raised by Reliance. It then denied plaintiffs' motion for a preliminary injunction and ordered dissolution of its temporary restraining order following dissemination of the supplement.

     Reliance took an immediate appeal to the United States Court of Appeals for the Second Circuit and sought a stay to restrain defendants from purchasing notes during the pendency of the appeal. On January 30, 2001, the Court of Appeals denied plaintiff's stay application. On January 30, Reliance also sought a further temporary restraining order from the District Court. The Court considered the matter and reimposed its original restraint until noon the next day, at which time the restraint was dissolved. The appeal was argued on March 9 and denied on March 22, 2001.